# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J308
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049291

## Reporting persons
- FE IV OR Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 499,963; sole dispositive power 0; shared dispositive power 499,963; aggregate amount beneficially owned 499,963 (9.9% of the class)
- Frederick N. Coulson, IV: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 499,963; sole dispositive power 0; shared dispositive power 499,963; aggregate amount beneficially owned 499,963 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington, 98110

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by FE IV OR Aggregator, LLC ("FE Aggregator") and Frederick N. Coulson, IV ("Coulson" and together with FE Aggregator, the "Reporting Persons"). As the manager of FE Aggregator, Coulson holds voting and investment power over securities held by FE Aggregator.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 4801 Main Street, Suite 700, Kansas City, Missouri 64112.
Citizenship: FE Aggregator is organized under the laws of the State of Delaware. Coulson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date of this report, FE Aggregator holds an aggregate of: (i) 499,963 Shares; and (ii) 11,769,501 Pre-Funded Common Stock Purchase Warrants (the "Warrants"), each of which currently is exercisable, pursuant to the terms thereof, to purchase one Share. As the manager of FE Aggregator, Coulson may be deemed to be a beneficial owner of the securities held by it.

The terms of the Warrants provide that Warrants may not be exercised if, after such exercise, the holder, together with any of its Attribution Parties, as defined in the Warrants, would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares then issued and outstanding (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation does not permit FE Aggregator to exercise any portion of the Warrants. In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the Warrants are not exercisable due to the Beneficial Ownership Limitation.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group between them. Each reporting person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- FE IV OR Aggregator, LLC: /s/ Frederick N. Coulson, IV, Frederick N. Coulson, IV, Manager of FE IV OR Aggregator, LLC (12/23/2024)
- Frederick N. Coulson, IV: /s/ Frederick N. Coulson, IV, Frederick N. Coulson, IV (12/23/2024)